December 22, 2014

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:          GlyEco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
Definitive Proxy Statement on Schedule 14A
Filed September 12, 2014
Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed November 14, 2014
File No. 0-30396

Dear Mr. Cash:

GlyEco, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter, dated December 16, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, Definitive Proxy Statement on Schedule 14A filed on September 12, 2014, and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014.

The Comment Letter indicates that the Company must respond within ten business days from the date thereof by providing the requested information or by advising the Staff of when the Company will provide the requested response. Per our telephonic conversation, due to the holiday season and related time out of the office for both our internal and outside financial and accounting teams, in order to properly prepare a response that will address the Staff’s comments in a complete and detailed manner, the Company hereby respectfully requests an additional ten business days to provide a response to the Comment Letter.

The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond sooner, the Company confirms that it intends to respond no later than January 15, 2014.

If you have any questions regarding the request made herein, please do not hesitate to call me at 866-960-1539 Ext. 711 or email me at mhamilton@glyeco.com.

Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

GLYECO, INC.

By:           /s/ Matt Hamilton
Name:      Matt Hamilton
Title:        General Counsel

cc:           Alicia Williams Young, Chief Financial Officer, GlyEco, Inc. (via e-mail)